Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 2:

We consent to the use of our report, dated September 19, 2017, with respect to the financial statements and financial highlights of Prudential QMA US Broad Market Index Fund, Prudential QMA Mid-Cap Core Equity Fund, Prudential Jennison Small-Cap Core Equity Fund, Prudential Core Conservative Bond Fund, Prudential TIPS Fund, and the consolidated financial statements and consolidated financial highlights of Prudential Commodity Strategies Fund, each a series of Prudential Investment Portfolios 2, as of July 31, 2017, and for the respective periods presented therein all incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

September 26, 2017